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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                                ---------------

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 1-15399

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Packaging Corporation of America
                 Retirement Savings Plan for Salaried Employees

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Packaging Corporation of America
                             1900 West Field Court
                             Lake Forest, IL 60045

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
                              REQUIRED INFORMATION

                                                                PAGE
                                                              --------
A.  Financial Statements

  Report of Independent Auditors............................     1

  Financial Statements:

    Statement of Assets Available for Benefits as of
     December 31, 2000......................................     2
    Statement of Changes in Assets Available for Benefits
     for the period from February 1, 2000, date of
     inception, to December 31, 2000........................     3
    Notes to Financial Statements...........................     4

B.  Exhibits

  23  Consent of Independent Auditors

                         REPORT OF INDEPENDENT AUDITORS

Benefits Administration Committee
Packaging Corporation of America
  Retirement Savings Plan for Salaried Employees

We have audited the accompanying Statement of Assets Available for Benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2000, and the related Statement of Changes in Assets Available for Benefits for the period from February 1, 2000, date of inception, to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000, and the changes in its assets available for benefits for the period from February 1, 2000 to December 31, 2000, in conformity with accounting standards generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
May 11, 2001

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 2000

ASSETS
Interest in Master Trust....................................  $108,275,308
Contributions receivable:
  Company...................................................       182,672
  Participant...............................................       283,898
                                                              ------------
Assets available for benefits...............................  $108,741,878
                                                              ============

SEE ACCOMPANYING NOTES.

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

             STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
 FOR THE PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

ADDITIONS
Contributions:
  Company...................................................  $  4,366,865
  Participants..............................................     6,847,088
  Rollover..................................................       127,285
Net investment loss from Master Trust.......................    (2,474,900)
                                                              ------------
Total additions.............................................     8,866,338

DEDUCTIONS
Adminstrative expenses......................................       129,939
Benefit payments............................................     6,223,184
                                                              ------------
Total deductions............................................     6,353,123
Transfer of assets from Pactiv Corporation Thrift Plan......   106,228,663
                                                              ------------
Assets available for benefits...............................  $108,741,878
                                                              ============

SEE ACCOMPANYING NOTES.

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

1.  DESCRIPTION OF THE PLAN

    The following description of the Packaging Corporation of America (the Company or PCA) Retirement Saving Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

    The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan, who have completed six months of service, as defined. Assets of $106,228,663 were transferred from the Pactiv Corporation Thrift Plan on February 1, 2000. Pactiv Corporation owned the predecessor company to Packaging Corporation of America prior to April 12, 1999.

CONTRIBUTIONS

    Upon enrolling in the Plan, participants may contribute between 1% and 16% of pretax annual compensation, as defined, with such contributions limited to $10,500 for the year 2000. Participants may also rollover qualifying distributions from other qualified plans.

    The Company matches participant pre-tax contributions on the following basis:

       - The first 4% of pre-tax contributions are matched at a rate of 80%.

       - The next 4% of pre-tax contributions are matched at a rate of 50%.

    The Company does not match pre-tax contributions in excess of 8% of eligible pay. All Company matching contributions are invested in the PCA Common Stock Fund. Participants may not transfer or withdraw the value of PCA Common Stock purchased with Company matching contributions until attainment of age 55, or upon termination of employment and subsequent request for final distribution or rollover.

    Employees hired by the Company after April 12, 1999, who have completed one year of service, receive an additional retirement savings contribution equal to 2% of eligible pay, as defined. The contribution will be made on behalf of the employee regardless of whether or not the employee is contributing to the Plan. The Company retirement savings contribution is invested in the same proportion as the employee pre-tax investment elections.

PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contributions, Company contributions, and an allocation of Plan earnings/(loss). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

1.  DESCRIPTION OF THE PLAN (CONTINUED)
VESTING

    Participants are immediately 100% vested in the value of their pre-tax, rollover and matching contributions.

    The retirement savings contribution becomes 100% vested upon completion of 5 years of service or upon reaching 65 years of age, permanent disability or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.

INVESTMENT OPTIONS

    Participants may elect to invest their account balances, except for the matching contributions and related earnings, in any of the available investment options provided by the Plan. The matching contributions and related earnings are invested in the PCA common stock fund.

    Participants may change their investment options on any business day.

BENEFIT PAYMENTS

    In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment. The portion of the participant's account invested in the PCA common stock fund shall be distributed in kind. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and related savings at any time. Participants age 59 1/2 or older may withdraw the entire value, or any portion thereof, of their Plan account balance at any time.

ADMINISTRATIVE EXPENSES

    Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

PARTICIPANT LOANS

    A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans, which are payable over a term specified by the Plan, bear interest at the prime rate as published by the WALL STREET JOURNAL and are secured by a participant's account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made through payroll deductions.

PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's beneficial interest in the PCA Master Trust (Master Trust) represents the Plan's share of the Master Trust's investments stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust fund and the fair value of the commingled fund were based on quoted redemption value on the last business day of the Plan's fiscal year. Participant loans are stated at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

    Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  MASTER TRUST

    The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2000.

    The following table presents the fair value of investments for the Master
Trust:

                                                              DECEMBER 31, 2000
                                                              -----------------
ASSETS
Mutual funds................................................    $ 95,369,344
Common collective trust fund................................      44,829,431
Common stock................................................      16,428,871
Commingled fund.............................................      15,166,171
Participant loans...........................................       2,735,966
                                                                ------------
                                                                $174,529,783
                                                                ============

Plan's percentage interest in Master Trust at December 31,
  2000......................................................           62.04%
                                                                ============

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

3.  MASTER TRUST (CONTINUED)
    Mutual fund securities are comprised of investments in the following funds:
PIMCO Total Return, Washington Mutual, Europacific Growth, Founders Discovery, Invesco Total Return, and Fidelity Growth Company. The common stock funds are invested in PCA, Pactiv and Tenneco Automotive stock. The common collective trust fund is invested in PRIMCO IRT Stable Fund. The commingled fund is invested in the BGI Equity Index Fund.

    Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan's individual interest in the Master Trust.

    Investment income (loss) for the Master Trust was as follows:

                                                              FEBRUARY 1,
                                                                2000 TO
                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
Interest....................................................  $ 2,811,610
Dividends...................................................    7,247,442
Net realized and unrealized appreciation (depreciation) in
  fair value of:
  Mutual funds..............................................  (16,058,901)
  Common stock..............................................      357,436
  Commingled fund...........................................     (756,992)
                                                              -----------
Total investment loss.......................................  $(6,399,405)
                                                              ===========

4.  NONPARTICIPANT DIRECTED INVESTMENTS

    Information about the assets and the significant components of the changes in assets relating to the PCA common stock fund, which includes participant directed and nonparticipant directed investments, is as follows:

                                                              DECEMBER 31, 2000
                                                              -----------------
Assets:
  Interest in the PCA common stock fund.....................     $6,411,044
  Contributions receivable:
    Company.................................................        176,977
    Participant.............................................          7,722
                                                                 ----------
Total assets................................................     $6,595,743
                                                                 ==========

                        PACKAGING CORPORATION OF AMERICA
                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

4.  NONPARTICIPANT DIRECTED INVESTMENTS (CONTINUED)

                                                              FEBRUARY 1,
                                                                2000 TO
                                                              DECEMBER 31,
                                                                  2000
                                                            ----------------
CHANGES IN ASSETS:
  Contributions:
    Company...............................................    $ 3,404,904
    Participant...........................................         74,320
    Rollovers.............................................         61,629
  Interest and dividend income............................          7,125
  Net realized and unrealized appreciation in fair value
    of investments........................................      1,723,659
  Interfund transfers.....................................        (63,426)
  Benefits paid...........................................        (36,663)
  Administrative expenses.................................         (4,314)
  Transfers from other investment accounts................      1,428,509
                                                              -----------
Total changes in assets...................................    $ 6,595,743
                                                              ===========

5.  TAX STATUS

    The Plan has applied for and received a favorable determination letter dated May 9, 2001 from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      Packaging Corporation of America
                                                      Retirement Savings Plan for Salaried Employees
                                                      (Name of Plan)

                                                                    /s/ ANDREA L. DAVEY
                                                      ------------------------------------------------
                                                                      Andrea L. Davey
Date: June 27, 2001                                           VICE PRESIDENT--HUMAN RESOURCES

                                INDEX TO EXHIBIT

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
    23                                Consent of Independent Auditors